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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 15 TO
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            CAIRN ENERGY USA, INC.
________________________________________________________________________________
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)

                                 127762 10 2
________________________________________________________________________________
                                 (CUSIP Number)

                              JAMES B. SMITH, JR.
                            COX & SMITH INCORPORATED
                          112 E. Pecan St., Suite 1800
                           San Antonio, Texas  78205
                                (210) 554-5500
________________________________________________________________________________
                      (Name, Address and Telephone Number
                        of Person authorized to Receive
                          Notices and Communications)


                                 May 10, 1995
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (ii) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


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CUSIP No. 127762 10 2

1.       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

                         Cairn Energy PLC (98-0051921)
         _______________________________________________________________________

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions) (a)   [X]                (b) _____________

3.       SEC Use Only __________________________________________________________

4.       Source of Funds (See Instructions) ____________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         _______________________________________________________________________

6.       Citizenship or Place of Organization           United Kingdom
                                              __________________________________

                                  7.  Sole Voting Power             2,623,260
Number of Shares                                                    _________
Beneficially Owned by             8.  Shared Voting Power                 -0-
Each Reporting Person                                               _________
With:
                                  9.  Sole Dispositive Power        2,623,260
                                                                    _________
                                 10.  Shared Dispositive Power            -0-
                                                                    _________
11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                           2,623,260
                                                                    _________

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
         _______________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)        15.5%
                                                          ______________________
14.      Type of Reporting Person (See Instructions)                CO
                                                          ______________________





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This Amendment No. 15 to Schedule 13D statement (the "Amended Statement")
relating to the common stock, par value $0.01 per share (the "Common Stock"), of Cairn Energy USA, Inc., a Delaware corporation (the "Issuer"), is filed as an amendment to the original Schedule 13D of Cairn Energy USA, Inc., a predecessor of the Issuer and formerly a Delaware corporation ("Cairn USA"), and Cairn Energy PLC, a United Kingdom corporation ("PLC"), and Amendments Nos. 1 through 14 thereto (collectively, the "Statement") and should be read in conjunction therewith. The Statement is amended only to the extent provided herein.

ITEM 1.  SECURITY AND ISSUER

         No material changes.

ITEM 2.  IDENTITY AND BACKGROUND

         No material changes.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material changes.

ITEM 4.  PURPOSE OF TRANSACTION

         PLC has determined that it will offer (the "Offering") for sale up to 2,623,260 shares of Common Stock pursuant to a registered secondary public offering. Up to 1,700,000 of such shares are to be offered and sold on an agency basis by Southcoast Capital Corporation ("Southcoast"). Southcoast and PLC have agreed that the shares to be sold by Southcoast shall be sold at a price of at least $9.50 per share and that Southcoast will receive a commission of $.375 per share. The sale of the remaining 923,260 shares is contingent on PLC receiving the approval of its shareholders for such sale, if such approval is required. PLC does not presently intend to sell such remaining shares for a price less than $9.50 per share, before payment of commissions and discounts.

         The Offering will be effected pursuant to an effective Registration Statement under the Securities Act of 1933, as amended (the "Act"). On May 10, 1995, the Issuer filed a Registration Statement on Form S-3 (Reg. No. 33-59199) under the Act relating to the Offering. Such Registration Statement was filed pursuant to that certain Registration Rights Agreement dated as of July 12, 1994, by and between PLC and the Issuer (as described in Amendment No. 12 to the Statement), which granted certain rights to PLC to have securities of the Issuer held by PLC registered under the Act.





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         Assuming all of the 2,623,260 shares of Common Stock are sold in the
Offering, PLC will no longer hold any shares of Common Stock. If only the 1,700,000 shares to be sold by Southcoast are sold in the Offering, PLC's remaining percentage interest in the Issuer would be approximately 5.44%.

         Assuming the Offering is not consummated or that less than all of the shares of Common Stock held by PLC are sold in the Offering, PLC expects to continue to evaluate its various options with respect to any shares of Common Stock it may continue to hold, which may include the sale of additional shares of Common Stock in the future. Whether PLC or any of its executive officers or directors (collectively, the "Reporting Persons") purchases, otherwise acquires, sells or otherwise disposes of any additional shares of Common Stock, the amount, method and timing of any such acquisitions or dispositions will depend upon such Reporting Person's assessment, on a continuing basis, of pertinent factors, including, among other things: (i) the availability of such shares of Common Stock for purchase or sale at particular price levels or upon particular terms; (ii) the business and prospects of the respective Reporting Person and the Issuer; (iii) other business investment opportunities available to the respective Reporting Person; (iv) economic conditions; (v) money market and stock market conditions, (vi) the attitude and actions of other stockholders of the Issuer; (vii) the availability and nature of opportunities to acquire or dispose of Common Stock, and (viii) other plans and requirements of the respective Reporting Person. Depending upon the respective Reporting Person's assessment of these facts from time to time, the respective Reporting Person may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares, market purchases, a tender offer, a merger or otherwise) or to dispose of some or all of such Reporting Person's Common Stock.

         Except as stated above, neither Cairn Energy PLC nor, to the best knowledge of Cairn Energy PLC, any other Reporting Person, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Certificate of Incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the





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Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b)  No material changes.


         (c)       See Item 4.

         (d)       Not applicable.

         (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                  SIGNATURES

         After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 10, 1995                     CAIRN ENERGY PLC


                                        By: /s/ Hew R. Dundas
                                            ______________________________
                                                Hew R. Dundas,
                                                Company Secretary





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